Filed Pursuant to Rule 424(b)(2)
Registration No. 333-171126
CALCULATION OF REGISTRATION FEE

Title of Each Class of
Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
2.5% Notes Due 2016	$250,000,000	$17,825

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

Prospectus Supplement
December 13, 2010
(To Prospectus Dated December 13, 2010)

$250,000,000

2.5% Notes due 2016

This is an offering by Brown-Forman Corporation of $250,000,000 aggregate principal amount of its 2.5% Notes due January 15, 2016, or the “notes.” Interest on the notes will be payable on January 15 and July 15 of each year, commencing on July 15, 2011. The notes will mature on January 15, 2016.

We may redeem all or part of the notes at our option at any time in whole and from time to time in part at the redemption prices specified in this prospectus supplement under “Description of Notes — Optional Redemption.”

The notes will be our unsecured senior obligations and will rank equally with all of our other existing and future senior unsecured indebtedness and senior to any existing and future subordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to our secured senior indebtedness to the extent of the value of the assets securing such debt. See “Description of Notes — Ranking.”

  Investing in the notes involves risks. See “Risk Factors” beginning on page S-7.

	Per Note	Total

Public Offering Price(1)	99.360%	$248,400,000
Underwriting Discount	0.600%	$1,500,000
Proceeds (before expenses) to Brown-Forman Corporation(1)	98.760%	$246,900,000

(1) Plus accrued interest from December 16, 2010, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the notes will be made to the respective purchasers through the book-entry delivery system of The Depository Trust Company on or about December 16, 2010.

Joint Book-Running Managers

BofA Merrill Lynch	Citi

Barclays Capital
J.P. Morgan
Wells Fargo Securities

Co-Managers

Fifth Third Securities, Inc.	PNC Capital Markets LLC
SunTrust Robinson Humphrey	Scotia Capital
US Bancorp	Rabo Securities USA, Inc.
UniCredit Capital Markets

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition and results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus contain statements, estimates, or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Words such as “aim,” “anticipate,” “aspire,” “believe,” “envision,” “estimate,” “expect,” “expectation,” “intend,” “may,” “potential,” “project,” “pursue,” “see,” “will,” “will continue,” and similar words identify forward-looking statements, which speak only as of the date we make them. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. We believe that the expectations and assumptions with respect to our forward-looking statements are reasonable. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that in some cases are out of our control. Some of these risks are described more fully in Item 1A to our Annual Report on Form 10-K, which is expressly incorporated by reference into this prospectus supplement and the accompanying prospectus, and those risks described in this prospectus supplement under “Risk Factors” and elsewhere in documents filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. These factors could cause our actual results to differ materially from our historical experience or our present expectations or projections. Here is a non-exclusive list of such risks and uncertainties:

•	continuing or additional pressure on economic conditions in major markets or political, financial, or equity market turmoil (and related credit and capital market instability and illiquidity); high unemployment; supplier, customer or consumer credit or other financial problems; inventory fluctuations at distributors, wholesalers, or retailers; bank failures or governmental nationalizations; etc.;

•	successful development and implementation of effective business and brand strategies and innovations, including distribution, marketing, promotional activity, favorable trade and consumer reaction to our product line extensions, formulation, and packaging changes;

•	competitors’ pricing actions (including price reductions, promotions, discounting, couponing or free goods), marketing, product introductions, or other competitive activities;

•	prolonged continuation or acceleration of the declines in consumer confidence or spending, whether related to economic conditions (such as austerity measures or tax increases), wars, natural or other disasters, weather, pandemics, security concerns, terrorist attacks or other factors;

•	changes in tax rates (including excise, sales, VAT, corporate, individual income, dividends, capital gains) or in related reserves, changes in tax rules (e.g., LIFO, foreign income deferral, U.S. manufacturing and other deductions) or accounting standards, tariffs, or other restrictions affecting beverage alcohol, and the unpredictability and suddenness with which they can occur;

•	trade or consumer resistance to price increases in our products;

•	tighter governmental restrictions on our ability to produce, import, sell, price, or market our products, including advertising and promotion; regulatory compliance costs;

•	business disruption, decline or costs related to reductions in workforce or other cost-cutting measures;

•	lower returns and discount rates related to pension assets, higher interest rates, or significant fluctuations in inflation rates; deflation;

•	fluctuations in the U.S. dollar against foreign currencies, especially the euro, British pound, Australian dollar, or Polish zloty;

•	changes in consumer behavior and our ability to anticipate and respond to them, including reduction of bar, restaurant, hotel or other on-premise business; shifts to discount store purchases or shifts away from premium-priced products; other price-sensitive consumer behavior; or reductions in travel;

S-ii

•	changes in consumer preferences, societal attitudes or cultural trends that result in reduced consumption of our products;

•	distribution arrangement and other route-to-consumer decisions or changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in implementation-related costs;

•	adverse impacts resulting from our acquisitions, dispositions, joint ventures, business partnerships, or portfolio strategies;

•	lower profits, due to factors such as fewer used barrel sales, lower production volumes (either for our own brands or for those of third parties), sales mix shift toward lower priced or lower margin skus, or cost increases in energy or raw materials, such as grapes, grain, agave, wood, glass, plastic, or closures;

•	climate changes, agricultural uncertainties, environmental calamities, our suppliers’ financial hardships or other factors that affect the availability, price, or quality of grapes, agave, grain, glass, energy, closures, plastic, or wood;

•	negative publicity related to our company, brands, personnel, operations, business performance or prospects;

•	product counterfeiting, tampering, contamination, or recalls and resulting negative effects on our sales, brand equity, or corporate reputation;

•	significant costs or other adverse developments stemming from litigation or governmental investigations of beverage alcohol industry business, trade, or marketing practices by us, our importers, distributors, or retailers; and

•	impairment in the recorded value of any assets, including receivables, inventory, fixed assets, goodwill or other intangibles.

MARKET AND INDUSTRY DATA

Certain market data contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus are based on independent industry publications and reports by market research firms. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. You may obtain copies of this information and the documents incorporated by reference in this prospectus supplement or the accompanying prospectus at no charge by writing or telephoning us at the following address or telephone number: Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210 USA, Attention: Assistant Vice President, Director of Investor Relations, telephone number (502) 774-6691.

Our Class A common stock and Class B common stock are listed on the New York Stock Exchange (“NYSE”) under the symbols “BF/A” and “BF/B,” respectively. You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

S-iii

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important business and financial information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus supplement and the accompanying prospectus. Any information that we file with the SEC after the date of this prospectus supplement will automatically update and, where applicable, supersede the corresponding information contained in this prospectus supplement or in documents filed earlier with the SEC.

We incorporate by reference into this prospectus supplement the following documents that we have previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2010 (which incorporates by reference certain portions of our 2010 Annual Report to Stockholders and the Proxy Statement for the Annual Meeting of Stockholders held on July 22, 2010);

•	Our Quarterly Reports on Form 10-Q for the quarters ended July 31, 2010 and October 31, 2010; and

•	Our Current Reports on Form 8-K, filed with the SEC on July 23, 2010 and September 23, 2010.

We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of any offering pursuant to this prospectus supplement. In no event, however, will any of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC be incorporated by reference into, or otherwise included in, this prospectus supplement.

Each document referred to above is available over the Internet on the SEC’s website at http://www.sec.gov and on our website at http://www.brown-forman.com. However, the information on our website is not a part of this prospectus supplement or the accompanying prospectus. You may also request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Attention: Assistant Vice President, Director of Investor Relations
(502) 774-6691

In this prospectus supplement and the accompanying prospectus, “we,” “us,” “our” and the “Company” refer to Brown-Forman Corporation and its consolidated subsidiaries, unless otherwise expressly stated or required by the context. The symbol “$” refers to U.S. dollars, unless otherwise indicated.

S-iv

SUMMARY

The following summary highlights certain significant aspects of our business and this offering, but you should carefully read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under “Incorporation of Information By Reference,” before making an investment decision. Because this is a summary, it does not contain all the information that may be important to you. Our actual results could differ materially from those anticipated in certain forward-looking statements contained in this prospectus supplement and the accompanying prospectus as a result of certain factors, including those set forth under “Forward-Looking Statements” and “Risk Factors.”

Brown-Forman Corporation

Brown-Forman is one of the leading global spirits companies, producing and marketing premium branded wines and spirits that are sold in more than 135 countries. George Garvin Brown founded the Company in 1870 and descendents of the Brown family remain active in the Company to this day.

We primarily manufacture, bottle, import, export, and market a wide variety of alcoholic beverage brands. Our principal beverage brands are:

Jack Daniel’s Tennessee Whiskey	Early Times Kentucky Whisky
Jack Daniel’s Single Barrel	El Jimador Tequila
Jack Daniel’s Ready-to-Drinks	Fetzer Wines
Gentleman Jack	Five Rivers Wines
Southern Comfort	Herradura Tequila
Southern Comfort Ready-to-Drinks	Jekel Vineyards Wines
Southern Comfort Ready-to-Pours	Korbel California Champagnes*
Finlandia Vodka	Little Black Dress Wines
Antiguo Tequila	New Mix Ready-to-Drinks
Bel Arbor Wines	Old Forester Bourbon
Bonterra Vineyards Wines	Pepe Lopez Tequilas
Canadian Mist Blended Canadian Whisky	Sanctuary Wines
Chambord Liqueur	Sonoma-Cutrer Wines
Don Eduardo Tequila	Tuaca Liqueur
Early Times Bourbon	Woodford Reserve Bourbon

*	Represented in the U.S. and other select markets by Brown-Forman

For the fiscal year ended April 30, 2010, we generated net sales of approximately $3,226 million and net income of approximately $449 million. For the six-month period ended October 31, 2010, we generated net sales of approximately $1,651 million and net income of approximately $265 million.

The most important brand in our portfolio is Jack Daniel’s, which is the fifth-largest premium spirits brand and the largest selling American whiskey brand in the world according to volume statistics published in February 2010 by Impact Databank, a well-known trade publication. Our other leading global brands are Finlandia, the sixth-largest selling vodka, Southern Comfort, the third-largest selling liqueur, and Canadian Mist, the fourth-largest selling Canadian whisky, according to the recently published volume statistics referenced above. Our largest wine brands are Fetzer and Korbel. We believe the statistics used to rank these products are reasonably accurate.

Our strategy is to market high quality products that satisfy the preferences of consumers of legal drinking age and to support those products with extensive international, national, and regional marketing programs. These programs are intended to extend consumer brand recognition and brand loyalty.

We own numerous valuable trademarks that are essential to our business. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. Through licensing arrangements, we have authorized the use of some of our trademarks on promotional items for the primary purpose of enhancing brand awareness.

Customers

In the United States, we sell our wine and spirits brands either through wholesale distributors or in states that directly control alcohol sales, state governments that then sell to retail customers and consumers. In some markets, we have contracts with our distributors that are not for a fixed term. These contracts are terminable at will and contain a liquidated damages provision that provides limited compensation based primarily on a percentage of purchases over time. Some states have statutes that limit our ability to terminate our distribution relationship.

Our main international markets are the U.K., Australia, Mexico, Poland, Germany, France, Spain, Italy, South Africa, China, Japan, Canada, and Russia. We use a variety of distribution models outside the United States. Our preference for a particular arrangement depends on a number of factors, including our assessment of a market’s long-term competitive dynamics and our portfolio’s stage of development in that market. We currently own and operate our distribution network in several markets, including Australia, Brazil, Canada, China, the Czech Republic, Germany, Korea, Mexico, Poland, and Taiwan. In the United Kingdom, we partner with Bacardi to sell a combined portfolio of our companies’ brands. In all of these markets, we sell our beverage alcohol products directly to retail stores and to wholesalers. In many other markets, we use third parties to distribute our portfolio of brands.

Ingredients and Other Supplies

The principal raw materials used in manufacturing and packaging our distilled spirits are corn, rye, malted barley, agave, sugar, glass, cartons, PET (polyethylene terephthalate), labels, and wood for barrels, which are used for storage of bourbon, Tennessee whiskey, and certain tequilas. The principal raw materials used in liqueurs are neutral spirits, sugar, and wine, while the principal raw materials used in our ready-to-drink products are sugar, neutral spirits, whiskey, tequila, or malt. Currently, none of these raw materials is in short supply, and there are adequate sources from which they may be obtained, but shortages in some of these can occur.

Due to aging requirements, production of whiskey and other distilled spirits is scheduled to meet demand three to ten years in the future. Accordingly, our inventories may be larger in relation to sales and total assets than would be normal for most other businesses.

The principal raw materials used in the production of wines are grapes, packaging materials and wood for wine barrels. Grapes are primarily purchased under contracts with independent growers, and we also own some vineyards in California; from time to time, our grape costs are adversely affected by weather and other forces that may limit production. We believe that our relationships with our growers are good.

Competition

We operate in a highly competitive industry. We compete against many global, regional, and local brands in a variety of categories of beverage alcohol; but most of our brands compete primarily in the industry’s premium end. Trade information indicates that we are one of the largest suppliers of wine and spirits in the United States. While the industry has consolidated considerably over the last decade, the 10 largest global spirits companies control less than 20% of the total global market for spirits, and in Asia their share is less than 15%. We believe that the overall market environment offers considerable growth opportunities for exceptional builders of high-quality wine and spirits brands.

Regulatory Environment

The Alcohol and Tobacco Tax and Trade Bureau of the United States Treasury Department regulates the wine and spirits industry with respect to production, blending, bottling, sales, advertising and transportation of industry products. Also, each state regulates the advertising, promotion, transportation, sale, and distribution of such products.

Under federal regulations, bourbon and Tennessee whiskeys must be aged for at least two years in new charred oak barrels. We age all of our whiskeys for a minimum of three to six years. Federal regulations also require that “Canadian” whisky must be manufactured in Canada in compliance with Canadian laws. Mexican authorities regulate the production of tequilas, which among other specifications, require minimum aging periods for añejo (one year) and reposado (two months) tequilas. We believe we are in compliance with these regulations.

Employees

As of October 31, 2010, we employed approximately 4,200 persons, including approximately 300 employed on a part-time or temporary basis. We believe our relations with employees are good.

Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before income taxes, excluding undistributed income of equity investees, plus fixed charges excluding capitalized interest. Fixed charges consist of interest charges, whether expensed or capitalized and is inclusive of that portion of tax reserves we believe to be representative of interest and that portion of rental expense we believe to be representative of interest.

	For the Years										For the Six Months
	Ended April 30,										Ended October 31,
	2006		2007		2008		2009		2010		2010

Ratio of Earnings to Fixed Charges	23.2	x	14.8	x	12.5	x	15.6	x	18.1	x	23.6x

Corporate Information

The Company was incorporated under the laws of the State of Delaware in 1933, successor to a business founded in 1870 as a partnership and subsequently incorporated under the laws of the Commonwealth of Kentucky in 1901. Our principal executive offices are located at 850 Dixie Highway, Louisville, Kentucky 40210, and our telephone number is (502) 585-1100. Our website address is www.brown-forman.com. Information included or referred to on our website is not part of this prospectus supplement or the accompanying prospectus, unless otherwise specifically set forth herein.

Additional information about us, including our audited financial statements, is contained in the documents incorporated by reference in this prospectus supplement or the accompanying prospectus. See “Additional Information” and “Incorporation of Information by Reference.”

Summary Consolidated Financial Information

The following table sets forth our summary consolidated financial information for the fiscal years ended April 30, 2008, 2009 and 2010, and for the six months ended October 31, 2009 and 2010 and as of April 30, 2009 and 2010 and October 31, 2010. The information for the fiscal years ended April 30, 2008, 2009 and 2010 and as of April 30, 2009 and 2010 was derived from our audited annual consolidated financial statements. The information for the six months ended October 31, 2009 and 2010 and as of October 31, 2010 was derived from our unaudited interim consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary for a fair statement of the information for such periods. The results of operations for the six months ended October 31, 2010 are not necessarily indicative of the results to be expected for the fiscal year ending April 30, 2011. You should read the following summary consolidated financial information together with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our historical consolidated financial statements, including the related notes, in each case, in our annual report on Form 10-K for the fiscal year ended April 30, 2010 and our quarterly report on Form 10-Q for the period ended October 31, 2010, which are incorporated by reference in this prospectus supplement. See “Additional Information” and “Incorporation of Information by Reference.”

	Twelve Months Ended			Six Months Ended
	April 30,			October 31,
	2008	2009	2010	2009	2010
	(In millions)

Income Statement Data:
Net Sales	$3,282	$3,192	$3,226	$1,631	$1,651
Excise Taxes	700	711	757	361	383
Cost of Sales	887	904	858	447	430

Gross Profit	1,695	1,577	1,611	823	838
Operating Expenses and Other	1,010	916	901	405	430

Operating Income	685	661	710	418	408
Interest Income	8	6	3	1	1
Interest Expense	49	37	31	16	13
Taxes on Income	204	195	233	134	130

Net Income	$440	$435	$449	$269	$265

	As of		As of
	April 30,		October 31,
	2009	2010	2010
	(In millions)

Balance Sheet Data:
Cash, Cash Equivalents, and Short-Term Investments	$340	$232	$156
Total Current Assets	1,574	1,527	1,604
Property, Plant and Equipment, net	483	468	450
Total Assets	3,475	3,383	3,440
Short-Term Borrowings	337	188	129
Current Portion of Long-Term Debt	153	3	3
Total Current Liabilities	836	546	543
Long-Term Debt	509	508	509
Total Liabilities	1,659	1,488	1,465
Total Stockholders’ Equity	$1,816	$1,895	$1,975

The Offering

Issuer	Brown-Forman Corporation.

Securities	$250,000,000 aggregate principal amount of 2.5% Notes due 2016.

Maturity Date	January 15, 2016.

Interest	Interest on the notes will accrue at the rate of 2.5% per year, payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2011.

Ranking	The notes will be our unsecured senior obligations and will rank equally with all of our other existing and future senior unsecured indebtedness and senior to any existing and future subordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to our secured senior indebtedness to the extent of the value of the assets securing such debt. See “Description of Notes — Ranking.”

Optional Redemption	We may redeem the notes at our option, in whole at any time or from time to time in part, at the “make-whole” redemption price described in “Description of Notes — Optional Redemption.”

Certain Covenants	The indenture under which we will issue the notes contains covenants that, among other things, limit our ability under certain circumstances to create liens, enter into sale and lease-back transactions and engage in mergers, consolidations and sales of substantially all of our assets. See “Description of Debt Securities” in the accompanying prospectus.

Lack of a Public Market for the Notes	There are no existing trading markets for the notes, and there can be no assurance regarding:

• any future development or liquidity of a trading market for the notes;

• the prices at which you may be able to sell your notes; or

• your ability to sell your notes at all.

Future trading prices of the notes will depend on many factors, including:

• prevailing interest rates;

• our operating results and financial condition; and

• the markets for similar securities.

We do not currently intend to apply for the listing of the notes on any securities exchange or for quotation of the notes in any dealer quotation system.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes. General corporate purposes may include retiring existing indebtedness including commercial paper, acquisitions, repurchases of our common stock, dividends, funding of our pension plan obligations, additions to working capital and capital expenditures.

Further Issuances	The notes will be limited initially to $250,000,000 in aggregate principal amount. We may, however, “re-open” the notes and issue an unlimited principal amount of additional notes in the future without the consent of the then-existing holders. Any such additional notes, together with the notes offered hereby, will constitute a single series of notes under the indenture.

Governing Law	The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors” beginning on page S-7.

RISK FACTORS

You should carefully consider the following factors that could materially affect our business, as well as the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, in our periodic filings with the SEC, press releases and other statements, we discuss estimates and projections regarding our future performance and business outlook. Such “forward-looking statements,” by their nature, involve known and unknown risks, uncertainties and other factors that in some cases are out of our control. These factors could cause our actual results to differ materially from our historical experience or our present expectations and projections. The following is a non-exclusive discussion of such risks and uncertainties.

Risks Relating to Our Business

Unfavorable general economic conditions could negatively affect our operations and results significantly.

Although the severe global economic conditions experienced over the last couple of years have improved somewhat, the degree and pace of recovery is expected to vary around the globe. Our business and financial results will continue to be affected by worldwide economic conditions. The recent global recession and market turmoil led to a widespread reduction of business activity in general. Consumer confidence and spending decreased dramatically and remain down significantly in many countries. Liquidity, including both business and consumer credit, contracted in a number of our major markets. Unemployment rates have increased significantly in the United States and many other countries that are significant for our business. Many wine and spirits consumers have “traded down” to less expensive products and to drinking occasions and venues less favorable to some of our premium and super-premium products. Some large retailers and consumers have been refusing to accept even moderate product price increases. Distributors and retailers reduced their levels of beverage alcohol inventory during the recession, and in some of our markets, Russia being an example, this trend has continued.

The prolongation, exacerbation or expansion of these trends in significant markets could adversely affect our business results. The specific ramifications are difficult to predict, but some potential effects are higher interest rates, significant changes in the rate of inflation (up or down), exchange rate fluctuations, and/or lower returns or discount rates on our pension assets (requiring higher contributions to our pension plans). Our suppliers, customers, and consumers could experience cash flow problems, credit defaults, and other financial hardships. Further, even as the economy picks back up, consumers may continue to curtail spending, make more value-driven and price-sensitive purchasing choices, and have more at-home drinking occasions rather than at restaurants, bars, and hotels. Governments may impose taxes and implement other measures to manage the economic conditions in ways that hurt our business. In sum, in a variety of different manifestations, these volatile and uncertain economic conditions, or their renewal or expansion, could have significant adverse effects on our business, financial position and results of operations, as could the continuation of one or more of the related trends noted above.

Our global growth is subject to a number of commercial and political risks.

We currently market products in more than 135 countries. In addition to the United States, significant markets for us include the United Kingdom, Australia, Mexico, Poland, Germany, France, Spain, Italy, South Africa, China, Japan, Canada, and Russia. We expect our future growth rates in international markets to surpass our growth rates in the United States. Emerging markets, such as Eastern Europe, Latin America, and Asia, as well as countries that some companies might consider to be developed markets, such as France and Australia, provide significant growth opportunities for us.

If anti-American sentiment became pronounced in the principal countries to which we export our beverage products, our global business could suffer. Potentially unstable governments or legal systems, intergovernmental disputes, military conflicts, local labor conditions and business practices, nationalizations, inflation, recession, pandemics, terrorist activities, laws regulating activities of United States-based companies abroad, and laws, regulations and policies of foreign governments, are also risks due to the global nature of our business. These and other political, commercial, and economic uncertainties in our various markets around the world may have a material adverse effect on our business, results of operations and future growth prospects.

The longer-term outlook for our business anticipates continued success of Jack Daniel’s Tennessee Whiskey, Southern Comfort, Finlandia Vodka, Tequila Herradura, el Jimador Tequila, their respective brand families, and our other wine and spirits brands. This outlook is based in part on favorable demographic trends for the sale of wine and spirits through 2014 in the United States, and in many of our global markets for a varying numbers of years thereafter. If these demographic trends do not translate into corresponding sales increases, we may fail to meet our growth expectations. In addition, the somewhat less favorable demographic trends in the United States for several years subsequent to 2014 could negatively affect our performance in those years and our ability to meet our longer-term strategic objectives.

Foreign currency exchange rate fluctuations affect our results.

We sell our products, and pay for some goods, services, and manpower, in international markets primarily in local currency. Since we sell more in local currencies than we purchase, we have a net exposure to changes in the value of the United States dollar. Thus, profits from our overseas businesses would be adversely affected if the dollar strengthens against other currencies in our major markets, especially the euro, British pound, Australian dollar, and Polish zloty. As we increasingly expand our business globally, the effect of exchange rate fluctuations on our financial results increases. To buffer this effect, we regularly hedge a portion of our currency exposure. Nevertheless, over time our reported financial results generally will be hurt by a stronger United States dollar and helped by a weaker one. Based on the currency hedges we had in place as of April 30, 2010, we expect our fiscal 2011 earnings to be adversely affected by comparisons to our fiscal 2010 performance as a result of the recent significant strengthening of the dollar relative to our other major currencies.

Higher costs or unavailability of input materials could affect our financial results, as could our inability to obtain certain finished goods.

If energy costs rise, our transportation, freight and other operating costs, such as distilling and bottling, will likely increase. Similarly, higher costs for grain, grapes, agave, wood, glass, plastic, closures, and other input materials and/or associated labor costs would likely adversely affect our financial results, since we may not be able to pass along such cost increases to our customers through higher prices.

Our products use a number of materials and ingredients that we purchase from third-party suppliers. Our ability to make our products hinges on having available all of the raw materials, ingredients, bottle closures, packaging, bottles, cans, and other materials used to produce and package them; without sufficient quantities of one or more key input materials, our operations and financial results could suffer. For instance, only a few glass producers make bottles on a scale sufficient for our requirements; and a single producer (Owens-Illinois) supplies most of our glass requirements. Similarly, a Finnish corporation (Altia plc) distills and bottles our Finlandia products for us pursuant to an exclusive long-term supply agreement. If Owens-Illinois, Altia or another of our key suppliers were no longer able to meet our timing, quality or capacity requirements, ceased doing business with us, or increased its prices; and we could not develop alternative cost-effective sources of supply, our operations and financial results could be adversely affected. Additionally, rising energy and other costs may further curtail consumer spending on leisure, entertainment, and discretionary purchases, thereby resulting in decreased purchases of our brands.

Changes in consumer preferences and our ability to anticipate and react to them may affect our business results.

We are a branded consumer products company that operates in a highly competitive marketplace. We rely on consumers’ demand for our products, so maintaining our competitive position depends on our continued ability to offer products that appeal strongly to consumers. As they have in the past from time to time, consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, public health policies, and changes in leisure, dining, and beverage consumption patterns. Our continued success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our premium brands in any of our major markets, or from our ready-to-drink products, particularly Jack Daniel’s & Cola in Australia (its largest market) or New Mix, the el Jimador tequila-based ready-to-drink product we sell in Mexico and the United States, our financial results might be adversely affected. Other factors may also reduce consumer spending on our products, including economic decline, a trend toward frugality even as the economy improves, wars, pandemics, weather, natural or man-made disasters, security threats, or terrorist attacks, to name a few.

New product offerings, brand line extensions, primary packaging changes, product reformulations, and similar product innovations by both us and our competitors will increasingly compete for consumers. Product innovation is a significant aspect of our growth strategies; however, there can be no assurance that we will continue to be able to develop and implement successful line extensions, packaging, and formulation changes, or new products. Unsuccessful implementation or short-lived popularity of our product innovations may result in inventory write offs and other costs, and may also affect consumer perception of the brand family or parent brand. Our inability to attract consumers to our product innovations relative to our competitors’ products, and to continue to do so over time, would likely negatively affect our growth aspirations, business performance and financial results over time.

National and local governments may adopt regulations or undertake investigations that could increase our expenses or limit our business activities.

Our operations are subject to extensive governmental legislative and regulatory requirements regarding production, importation, marketing and promotion, labeling, distribution, trade and pricing practices, antitrust and competition, employment and environmental issues. Changes in laws, regulatory measures, governmental policies, or in the manner in which current ones are interpreted, could cause Brown-Forman to incur material additional costs or liabilities, and thereby jeopardize our ability to grow the business. Governmental bodies in countries where we operate may impose or increase limitations on advertising and promotional activities, place restrictions on retail outlets or other locations, times or occasions where beverage alcohol is sold or consumed, or adopt other non-tariff measures that could directly or indirectly limit our opportunities to reach consumers and sales of our products. If the changes were severe, consumer demand could decline to the point of significantly damaging our business performance and prospects.

In addition, from time to time governmental bodies in the United States and international markets investigate business and trade practices of beverage alcohol suppliers, distributors, and retailers, including specific beverage alcohol trade regulations, the U.S. Foreign Corrupt Practices Act and similar laws in other countries. Our policies and procedures require strict compliance by our employees and agents with all United States and local laws and regulations applicable to our business operations. Nonetheless, despite our policies, procedures and related training programs, governmental investigators may allege or determine that non-compliance has occurred and impose penalties and monetary fines. Thus, adverse developments in or as a result of regulatory measures and governmental investigations could hurt our business operations, reputation and financial results.

Tax increases and changes in tax rules could adversely affect our financial results.

Our business is sensitive to changes in both direct and indirect taxes. As a multinational company based in the United States, Brown-Forman is more exposed to the effects of the various forms of tax increases in the United States than most of our major competitors, especially those that affect the net effective corporate income tax rate. Changes proposed in Congress or by President Obama exemplify this risk; they include repealing LIFO (last-in, first-out treatment of inventory), decreasing or eliminating the ability of United States-based companies to receive a tax credit for foreign taxes paid or to obtain a current US tax deduction for certain expenses in the US related to foreign earnings, and increasing the tax on dividends and/or capital gains.

Increases in federal or state excise taxes or other tax increases could also materially depress our financial results, by reducing consumption of our products and encouraging consumers to switch to lower-priced and lower-taxed product categories. While no legislation to increase federal excise taxes on distilled spirits is currently pending in the United States, excise tax increases are possible, as are further increases to other federal tax burdens imposed on the broader business community and consumers. Municipal and state governments may also increase tax burdens to cover budget deficits and compensate for declines in other revenue sources. For instance, in April 2009 Kentucky, where our corporate headquarters are located, imposed a 6% sales tax on sales of wine and spirits products. Several large states and many more municipalities have various tax increases under consideration that could adversely affect our business and/or consumers of our products. New tax rules, accounting standards or pronouncements, and changes in interpretation of existing ones, could also have a significant adverse effect on our business and financial results.

Our international business can also be negatively affected by increases in tax rates, such as income taxes, excise taxes, value added taxes, import and export duties, tariff barriers, and/or related local governmental economic protectionism, and the suddenness and unpredictability with which these can occur. The global economic downturn over the past couple of years has increased our tax-related risks in many countries in which we do business, as governmental entities may further increase taxes on beverage alcohol products to replace lost revenues.

If the social acceptability of our products declines or governments adopt policies disadvantageous to beverage alcohol, our business could be materially adversely affected.

Our ability to market and sell our products depends heavily on both societal attitudes toward drinking and governmental policies that flow from those attitudes. In recent years, there has been increased social and political attention directed at the beverage alcohol industry. The recent attention has focused largely on public health concerns related to alcohol abuse, including drunk driving, underage drinking, and health consequences from the abuse and misuse of beverage alcohol. Alcohol industry critics in the United States, Europe and other countries around the world increasingly seek governmental measures to make beverage alcohol products more expensive, less available, and more difficult to advertise and promote. If the social acceptability of beverage alcohol were to decline significantly, sales of our products could materially decrease. Our sales could also suffer if governments ban or restrict advertising or promotional activities, limit hours or places of sale or consumption, or take other actions that discourage alcohol purchase or consumption, which would adversely affect our business and financial results.

Litigation could expose our business to financial and reputational risk.

In the United States and other litigious countries, private or governmental lawsuits are a continuing risk to our business, including but not limited to lawsuits relating to labor and employment practices, environmental issues, taxes, product liability, marketing, trade and business practices, intellectual property, and antitrust matters. Several years ago, a series of putative class action lawsuits were filed against spirits, beer, and wine manufacturers, including Brown-Forman, alleging that our marketing caused illegal alcohol consumption by persons under the legal drinking age. All of the cases were either dismissed or withdrawn and the litigation was concluded in 2007. However, other lawsuits attacking beverage alcohol producers, wholesalers or retailers for alcohol abuse problems, health consequences from the misuse of alcohol, or marketing or sales practices could hurt our financial results and business, and the entire industry.

Production cost increases or production facility disruption may adversely affect our business.

Our Mexico-based tequila operations have entered into long-term contracts with land owners in regions where blue agave (the primary raw material in tequila) is grown. Most of these contracts require us to plant, maintain, and harvest the agave, and to compensate the land owners pursuant to formulas based on the prevailing market price for agave at the time of harvest. Instability in agave market conditions could cause us to pay above-market prices for some of the agave we use. Likewise, our California-based wine operations have entered into long-term contracts with various growers and wineries to supply portions of our future grape requirements; and we also own vineyards in California. Most of the contracts call for prices to be determined based on market conditions, within a certain range, and most also have minimum tonnage requirements. Although they may provide some protection in times of rising grape prices, the contracts may result in above-

market costs during times of declining prices. There can be no assurances as to the future prevailing market prices for agave, grapes, or our other input materials, including grain, glass, wood, plastic, and closures, or our ability, relative to our competitors, to take advantage of changes in market prices for them. Weather, changes in climate conditions, diseases, and other agricultural uncertainties that affect the mortality, health, yield, quality or price of the various raw materials we use in our products also present risks for our business, including potential impairment in the recorded value of our inventory.

We also have a substantial inventory of aged products, principally whiskey and tequila. If there were a catastrophic failure at one of our major distillation or bottling facilities, our business could be adversely affected. The maturing inventories are stored at a handful of different sites, which reduces the risk to a degree; nonetheless, the loss of a substantial amount of aged inventory — through fire, other natural or man-made disaster, contamination, or otherwise — could result in a significant reduction in supply of the affected product or products. A consequence could be our inability to meet consumer demand for the product for a period of time, and other significant adverse business consequences that insurance proceeds may be insufficient to compensate, such as damage to brand equity and future sales from not having our products in the market and in consumers’ sights and hands for this period of time.

Consolidation among, changes in, increased competition by or poor performance by spirits producers, wholesalers or retailers could hinder the marketing, sale and distribution of our products.

We use a number of different business models to market and distribute our products in different regions of the world. In the United States we sell our products either to wholesale distributors or, in those states that control alcohol sales, to state governments who then sell to retail customers and consumers. In our other global markets, we use a variety of route-to-consumer models, including in many markets reliance on other spirits producers to market and sell our products. Although to date it has happened rarely, if ever, consolidation among spirits producers overseas or wholesalers in the United States could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to our brands during transition periods, the possibility that our brands may represent a smaller portion of the new business, and/or a changing competitive environment. Also, changes to our route-to-consumer partner or method in important markets could result in temporary sales disruption. Further, while we believe that our size relative to that of our competitors gives us sufficient scale to succeed, we nevertheless face a risk that a continuing consolidation of the large beverage alcohol companies could put us at a competitive disadvantage.

Retailers and wholesalers of our brands offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing (including price promotions, discounting, couponing and free goods), marketing, new product introductions, and other competitive behavior by other suppliers, and by distributors and retailers who sell their products against one or more of our brands, could also adversely affect our business and financial results. In tough economic times, consumers tend to be particularly price sensitive and to make more of their purchases in discount stores and other off-premise establishments; therefore, the effects of these competitive activities on our sales may be more pronounced when the economy suffers.

We may not succeed in our strategies for acquisitions and dispositions.

From time to time, we acquire additional brands or businesses. We will likely continue to seek acquisitions that we believe will increase long-term shareholder value, but we cannot assure that we will be able to find and purchase businesses at acceptable prices and terms. It may also prove difficult to integrate acquired businesses and personnel into our existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment and U.S. public company requirements. Integration may involve significant expense and management time and attention, and may otherwise disrupt our business. Our ability to grow sales of the brands we acquire profitably will be important to our future performance. For example, our expectations for future profit contribution from the main brands we purchased in the Casa Herradura business depend on our ability to grow the Herradura and el Jimador families of brands in the United States and other key tequila markets around the world.

Brand or business acquisitions also may expose us to unknown liabilities, the possible loss of key customers and/or employees knowledgeable about the acquired business, and risks associated with doing business in countries or regions with less stable governments, political climates, and legal systems and/or economies, among other risks. Acquisitions could also lead us to incur additional debt and related interest expenses, issue additional shares, and become exposed to contingent liabilities, as well as to experience dilution in our earnings per share and reduction in our return on average invested capital. We may incur future restructuring charges or record impairment losses on the value of goodwill and or other intangible assets resulting from previous acquisitions, which may also negatively affect our financial results.

We also evaluate from time-to-time the potential disposition of assets or businesses that may no longer meet our growth, return and/or strategic objectives. In selling assets or businesses, we may not get a price or terms as favorable as we anticipated. We could also encounter difficulty in finding buyers on acceptable terms in a timely manner, which could delay our accomplishment of strategic objectives. Expected cost savings from reduced overhead relating to the sold assets may not materialize, and the overhead reductions could temporarily disrupt our other business operations. Any of these outcomes could hurt our performance.

Counterfeiting, tampering, or contamination of our products or other factors could harm our business.

The success of our branded products relies considerably on the favorable image consumers have of them. Consequently, our business depends on the successful protection of our trademarks and other intellectual property rights. Given our dependence on the recognition of our brands by, and their attraction to, consumers, we devote substantial efforts to protect our intellectual property rights around the world. In addition, we work to reduce the ability of others to imitate our products. Although we believe that our intellectual property rights are legally supported in the markets in which we do business, the protection afforded intellectual property rights varies greatly from country to country. The beverage alcohol industry experiences problems with product counterfeiting and other forms of trademark infringement, especially in Asia and Eastern European markets. Confusingly similar, lower quality or even dangerous counterfeit product could reach the market and adversely affect our intellectual property rights, brand equity, corporate reputation, and financial results.

Sales of one or more of our products also could diminish due to a scare over product tampering or contamination. Actual contaminations of our products or raw materials used to produce, ferment or distill them, whether deliberately by a third party or accidentally, could lead to inferior product quality and even illness, injury or death to consumers, and subject our Company to liability. If a product recall became necessary or we voluntarily recalled product in the event of contamination or damage, sales of the affected product or our broader portfolio of brands could be adversely affected.

Negative publicity may affect our stock price and business performance.

Unfavorable media reports related to our industry, company, brands, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of their accuracy or inaccuracy. Since we are a branded consumer products company, adverse publicity can hurt both our company’s stock price and actual operating results, as consumers might avoid brands or products that receive bad press.

Termination of our rights to distribute and market agency brands included in our portfolio could adversely affect our business.

In addition to the brands our Company owns, we also market and distribute products on behalf of other brand owners in selected markets, including the U.S. Our rights to sell these agency brands are based on contracts with various brand owners, which have varying lengths, renewal terms, termination rights, and other provisions. We earn a margin for these sales and also gain distribution cost efficiencies in some instances. The termination of our rights to distribute agency brands included in our portfolio could adversely affect our business.

Physical and regulatory effects resulting from climate changes may negatively affect our operations and financial performance.

Severe weather events and climate change may negatively affect agricultural productivity in the regions from which we presently source our agricultural inputs of grains, grapes, and agave. Decreased availability in our preferred regions could lead to higher prices for agricultural products, which may in turn increase the cost of goods for our products. Changes in frequency or intensity of weather can also disrupt our supply chain, which may affect production operations, insurance costs and coverage, as well as delivery of our products to customers. As water is one of the major components of our products, the quality and quantity of the water available for use is important to our ability to operate our business. If hydrologic cycle patterns change and droughts become more common and severe, there may be a scarcity of water in some of our key production regions including California and Mexico. While uncertainties exist in the legislative and regulatory processes regarding climate change, additional regulatory requirements in the United States and other countries may increase our operational costs, due to the higher cost of compliance. New legislation or regulation relating to climate change would also likely increase consumer energy prices, which could reduce consumer demand for our beverage alcohol brands.

Risks Relating to the Notes

Ratings of the notes could be lowered or withdrawn in the future.

We expect that the notes will be rated by one or more nationally recognized statistical rating organizations. Those ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of the rating may be obtained from the applicable rating agency. A rating is not a recommendation to purchase, hold or sell debt securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. Any rating organization that rates the notes may lower our rating or decide not to rate the notes in its sole discretion. Any downgrade or withdrawal of a rating by a rating agency that rates the notes could have an adverse effect on the trading prices or liquidity of the notes.

An active trading market for the notes may not develop.

The notes will constitute a new issue of securities with no established trading market. The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. If a trading market does not develop or is not maintained, holders of the notes may find it difficult or impossible to resell their notes. If a trading market were to develop for the notes, the notes may trade at prices that are higher or lower than their principal amount or purchase price, depending on many factors including prevailing interest rates, our operating results and financial condition, and the market for similar securities. Accordingly, there can be no assurance regarding any future development of trading markets for the notes or the ability of holders of the notes to sell their notes at all.

The indenture may not protect you if we undertake a highly leveraged transaction.

Other than the covenants described under “Description of Debt Securities — Certain Covenants” in the accompanying prospectus, which limit our ability to secure certain types of secured debt, the indenture does not contain any provisions that would limit our ability to incur additional indebtedness. In addition, the indenture does not limit our ability to pay dividends, make distributions or repurchase shares of our common stock. Any such transaction could adversely affect holders of the notes.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes offered by this prospectus supplement will be approximately $246,465,000 after deducting the underwriting discounts and estimated offering expenses we will pay. We intend to use the net proceeds from the sale of the debt securities for general corporate purposes, which may include retiring existing indebtedness including commercial paper, acquisitions, repurchases of our common stock, dividends, funding of our pension plan obligations, additions to working capital and capital expenditures.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2010 (1) on an actual basis and (2) on an as adjusted basis after giving effect to the offering of the notes and the application of the net proceeds therefrom, assuming all the net proceeds are applied to repay short-term debt.

	As of October 31,
	2010
	Actual	As Adjusted
	(In millions)

Short-Term Debt:
Commercial Paper and other short-term borrowings	$129	0

Long-Term Debt:
5.2% notes, due in fiscal 2012	$250	250
5.0% notes, due in fiscal 2014	250	250
The notes offered hereby	—	250
Other long-term debt	9	9

Total long-term debt	509	759

Total Stockholders’ Equity	$1,975	1,975

Total Debt and Stockholders’ Equity	2,613	2,734

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following description of some important terms of some of our indebtedness is not complete and does not contain all the information that is important to you. For a more complete understanding of our indebtedness, we encourage you to obtain and read the agreements and documents governing the credit agreement, the 2012 notes and the 2014 notes described below, all of which we will provide to you upon your request. See “Additional Information.” In the following description, the words “we” and “our” refer to Brown-Forman Corporation only, and do not include any subsidiaries of Brown-Forman Corporation.

Credit Agreement

We have a Five-Year Credit Agreement, dated as of April 30, 2007 (the “Credit Agreement”). The Credit Agreement provides an $800 million revolving credit commitment to us and Brown-Forman Beverages, Europe, LTD (and any other borrowing subsidiary) from a syndicate of banks. The Credit Agreement allows us to borrow funds on an unsecured basis, and all such borrowings will become due no later than April 30, 2012 unless otherwise extended by us for two one-year periods in accordance with the Credit Agreement. We may prepay loans made under the Credit Agreement at any time without premium or penalty (except certain lender breakage fees and redeployment costs, if any). We may use borrowings under the Credit Agreement for working capital and general corporate purposes and to provide liquidity in connection with our issuance of any commercial paper program.

In general, borrowings under the Credit Agreement bear interest at one of two floating rates selected by us, which will be either (i) a base rate equal to the higher of a reference prime rate or the federal funds rate, plus 0.50%; or (ii) a reference to a LIBO rate, plus a spread ranging from 0.16% to 0.40%, if the utilization percentage of the credit facility is greater than 50% and ranging from 0.11% to 0.35%, if the utilization percentage of the credit facility is equal to or less than 50%. The applicable spread for the Credit Agreement is determined on the basis of our debt ratings by S&P and Moody’s from time to time in effect, which ratings are also used in determining the applicable facility fee, which may range from 0.04% to 0.10% of the aggregate commitments under the Credit Agreement.

We may also elect to borrow funds under the Credit Agreement on a competitive bid basis in which lenders submit bids specifying the interest rate they propose to apply. We are not required to accept any of the proposed rates. However, if we do accept loans at a bid rate, we cannot reject loans from another participating lender who submits a lower bid rate. Additionally, once borrowed, we cannot prepay such loans without the consent of the applicable lender.

The Credit Agreement contains conditions to funding, representations and warranties, affirmative covenants and negative covenants which are customary for these types of facilities, including a covenant requiring that we not permit the ratio of Consolidated EBITDA to Consolidated Interest Expense, as such terms are defined in the Credit Agreement, to be less than 3.0 to 1.0.

We can increase the amount the lenders are committed to lending us under the Credit Agreement, provided that the total amount of commitments under the Credit Agreement does not exceed $400 million less the amount of any reductions in the commitments under such agreement.

Our borrowings under the Credit Agreement, which have not been guaranteed by any of our subsidiaries (other than any borrowing subsidiary under the Credit Agreement), rank on parity in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. There were no amounts outstanding under this facility as of October 31, 2010 or as of the date of this prospectus supplement.

2012 Notes

We have outstanding $250 million aggregate principal amount of 5.20% Notes (the “2012 notes”), which were issued in April 2007. The 2012 notes accrue interest at 5.20% per year, payable semi-annually in arrears on April 1 and October 1 of each year. The 2012 notes mature on April 1, 2012. The indenture under which the 2012 notes were issued contains negative covenants restricting and limiting our ability to engage in certain activities, including, but not limited to:

•	ability to incur, issue or create liens on certain of our assets to secure other indebtedness;

•	restrictions on sale and leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

2014 Notes

We have outstanding $250 million aggregate principal amount of 5.00% Notes (the “2014 notes”), which were issued in January 2009. The 2014 notes accrue interest at 5.00% per year, payable semi-annually in arrears on February 1 and August 1 of each year. The 2014 notes mature on February 1, 2014. The indenture under which the 2014 notes were issued contains negative covenants restricting and limiting our ability to engage in certain activities, including, but not limited to:

•	ability to incur, issue or create liens on certain of our assets to secure other indebtedness;

•	restrictions on sale and leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

Commercial Paper

From time to time, we issue commercial paper backed by our Credit Agreement. As of October 31, 2010, commercial paper and other short-term borrowings outstanding equaled $129 million.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements, and, to the extent inconsistent, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

We are issuing the notes under an indenture (the “base indenture”) dated as of April 2, 2007 between us and U.S. Bank National Association, as trustee, as supplemented by a supplemental indenture dated as of December 13, 2010 (together with the base indenture, the “indenture”). The notes will be a series of debt securities issued under the indenture as described in the accompanying prospectus.

We do not intend to apply for listing or quotation of the notes on any securities exchange or automated quotation system. The notes will be issued as “global notes” as described in the accompanying prospectus. DTC will act as depositary.

Principal, Maturity, and Interest

The notes will initially be issued in an aggregate principal amount of $250 million. We may re-open the notes and issue an unlimited aggregate principal amount of additional notes from time to time. Any such additional notes, together with the notes offered hereby, will constitute a single series of notes under the indenture. No additional notes may be issued if an Event of Default (as defined in the Indenture) has occurred with respect to the notes or if such additional notes will not be fungible with the previously issued notes for federal income tax purposes. We will issue the notes in denominations of $2,000 and integral multiples of $1,000 above that amount.

Interest on the notes will accrue at the rate of 2.5% per year. We will pay interest on the notes semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2011. We will make each interest payment to the persons who are the registered holders of the notes on the immediately preceding January 1 or July 1, respectively.

Interest on the notes will accrue from the last interest payment date on which interest was paid on the notes or, if no interest has been paid on the notes, from the date of original issue.

Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The notes will mature on January 15, 2016, unless previously redeemed or repurchased in whole.

Ranking

Our obligations to pay principal, interest, and premium, if any, on the notes are our general unsecured senior obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. As of October 31, 2010, we had approximately $641 million of senior unsecured debt. Of that amount, approximately $13 million was indebtedness of our subsidiaries. See “Description of Certain Indebtedness.” Because the creditors of our subsidiaries have direct claims on our subsidiaries and their assets, the claims of holders of our debt securities are “structurally subordinated” to any existing and future liabilities of our subsidiaries. This means that the creditors of our subsidiaries have priority in their claims on the assets of our subsidiaries over our creditors. In addition, a substantial portion of our ordinary course liabilities, including accounts payable and accrued liabilities, as reflected on our consolidated balance sheet at October 31, 2010, were incurred by our subsidiaries. The indenture does not contain any covenants or provisions that would afford the holders of the notes protection in the event of a highly leveraged or similar transaction.

Events of Default and Remedies

The events of default contained in the indenture described under “Description of the Debt Securities — Events of Default and Remedies” will apply to the notes.

Because the applicable threshold amount of indebtedness, the acceleration of which would give rise to an event of default under the indenture, is lower for certain series of senior indebtedness previously issued under the indenture, the acceleration of any outstanding indebtedness of ours may constitute an event of default with respect to one or more of such previously issued series but may not constitute an event of default under the terms of the notes.

In addition, because the applicable threshold amount of payments required to be made by us as a result of one or more judgments, decrees or orders against us that would give rise to an event of default under the indenture is lower for certain series of senior indebtedness previously issued under the indenture, such required payments may constitute an event of default with respect to one or more of such previously issued series but may not constitute an event of default under the terms of the notes.

Optional Redemption

The notes will be redeemable at our option at any time in whole or from time to time in part. The redemption price will equal the greater of:

•	100% of the principal amount of the notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 15 basis points.

We will pay accrued and unpaid interest on the principal amount of the notes being redeemed up to, but excluding, the date of redemption.

Notice of redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of the notes to be redeemed, at its registered address. The notice of redemption for the notes will state among other things, the amount of such notes to be redeemed, the redemption date, and the place or places that payment will be made upon presentation and surrender of the notes to be redeemed. Unless we default in the payment of the redemption prices, interest will cease to accrue at the redemption date on any notes that have been called for redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the debt securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such debt securities.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated and two additional dealers in United States Treasury Securities selected by us (each a “Primary Treasury Dealer”), provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the Comparable Treasury Issue, provided that, if no maturity is within three months before or after the Remaining Life of the debt securities to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

Mandatory Redemption; Sinking Fund

No mandatory redemption obligation will be applicable to the notes. The notes will not be subject to, nor have the benefit of, a sinking fund.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Treasury (the “Treasury Regulations”), rulings and pronouncements issued by the Internal Revenue Service (the “IRS”), and judicial decisions, all as of the date hereof and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	holders subject to the alternative minimum tax;

•	dealers in securities or currencies;

•	traders in securities;

•	partnerships, S corporations or other pass-through entities;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	tax-exempt organizations;

•	passive foreign investment companies;

•	persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; and

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their original “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of the notes are sold to the public for cash). Moreover, the effects of other U.S. federal tax laws (such as estate and gift tax laws) and any applicable state, local or foreign tax laws are not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of the partners in the partnership generally will depend on the status of the particular partner in question and the activities of the partnership. Such partners should consult their tax advisors as to the specific tax consequences to them of holding the notes indirectly through ownership of their partnership interests.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the notes. As used herein, “U.S. Holder” means a beneficial owner of the notes who is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

Payments of Interest

Stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such interest is received or accrued, in accordance with such U.S. Holder’s method of tax accounting for U.S. federal income tax purposes. In addition, for taxable years beginning after December 31, 2012, interest paid to certain individuals, estates or trusts may be subject to a 3.8% Medicare tax.

Additional Payments

In certain circumstances (see “Description of Notes — Optional Redemption”), we may be obligated to make payments in excess of stated interest and the principal amount of the notes. We intend to take the position that the notes should not be treated as contingent payment debt instruments despite the possibility of these additional payments. This position is based in part on assumptions regarding the likelihood, as of the date of issuance of the notes, that such additional payments will have to be paid. Assuming such position is respected, any amounts paid to a U.S. Holder pursuant to any such redemption or repurchase, as applicable, would be taxable as described below in “— U.S. Holders — Sale or Other Taxable Disposition of Notes.” Our position is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. The IRS, however, may take a position contrary to our position, which could affect the timing and character of a U.S. Holder’s income and the timing of our deductions with respect to the notes. U.S. Holders are urged to consult their tax advisors regarding the potential application of the contingent payment debt instrument rules to the notes and the consequences thereof. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Sale or Other Taxable Disposition of Notes

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the amount that the U.S. Holder paid for the note less any principal payments received by the U.S. Holder. Any gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations. In addition, for taxable years beginning after December 31, 2012, gain attributable to the disposition of notes by certain individuals, estates or trusts may be subject to a 3.8% Medicare tax.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes (including a redemption or retirement of the notes). Certain holders generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, ordinarily is his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that the holder has failed properly to report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a “Non-U.S. Holder” of the notes. A “Non-U.S. Holder” is a beneficial owner of the notes who is not a U.S. Holder. Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, U.S. expatriates, and foreign persons eligible for benefits under an applicable income tax treaty with the U.S. Such Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them including any reporting requirements.

Payments of Interest

Generally, interest income paid to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business is subject to withholding tax at a rate of 30% (or, if applicable, a lower treaty rate). Nevertheless, interest paid on a note to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business generally will not be subject to U.S. federal withholding tax provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•	such holder is not a controlled foreign corporation that is related to us through actual or constructive stock ownership and is not a bank that received such note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the Non-U.S. Holder certifies in a statement provided to us or the paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the Non-U.S. Holder certifies to us or the paying agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a United States person and provides us or the paying agent with a copy of such statement or (3) the Non-U.S. Holder holds its note directly through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a Non-U.S. Holder generally will be entitled to a reduction in or an exemption from withholding tax on interest if the Non-U.S. Holder provides us or our agent with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of a tax treaty between the United States and the Non-U.S. Holder’s country of residence, or (2) IRS Form W-8ECI stating that interest paid on a note is not subject to withholding tax because it is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

If interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a U.S. permanent establishment to which such interest is attributable), then, although exempt from U.S. federal withholding tax (provided the Non-U.S. Holder provides appropriate certification), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest in the same manner as if such Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, such interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

Sale or Other Taxable Disposition of Notes

Any gain realized by a Non-U.S. Holder on the sale, exchange, retirement, redemption or other disposition of a note generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a U.S. permanent establishment to which such gain is attributable);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met; or

•	the gain represents accrued and unpaid interest, in which case the rules for interest would apply.

A Non-U.S. Holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale generally in the same manner as if such Non-U.S. Holder were a U.S. Holder, and if such Non-U.S. Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or, if applicable, a lower treaty rate) on the gain derived from the sale, which may be offset by certain U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

In certain circumstances (see “U.S. Holders — Additional Payments”), we may be obligated to pay amounts in excess of stated interest and principal on the notes. Such payments would be treated as additional amounts paid for the notes and subject to the rules discussed above.

Information Reporting and Backup Withholding

A Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments that we make to the Non-U.S. Holder, provided that we do not have actual knowledge or reason to know that such holder is a “United States person,” within the meaning of the Code, and the holder has given us the statement described above under “Non-U.S. Holders — Payments of Interest.” In addition, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to the proceeds of the sale or other disposition of a note (including a retirement or redemption of a note) within the United States or conducted through certain U.S.-related brokers, if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. However, we may be required to report annually to the IRS and to the Non-U.S. Holder the amount of, and the tax withheld with respect to, any interest paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability or may claim a refund provided that the required information is furnished to the IRS in a timely manner.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974 (“ERISA”) imposes requirements on employee benefit plans subject to Title I of ERISA, which we refer to as “ERISA plans,” and on those persons who are fiduciaries of ERISA plans. Investments by ERISA plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA plan’s investments be made in accordance with the documents governing such ERISA plan.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as individual retirement accounts, which, together with ERISA plans, we refer to as the “plans,” and specified persons, referred to as “parties in interest” or “disqualified persons,” having specified relationships to such plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and to other penalties and liabilities under ERISA and the Code. In addition, if a prohibited transaction occurs with respect to a plan, the fiduciary may be subject to penalties and liabilities under ERISA and the Code.

The fiduciary of a plan that proposes to purchase and hold any notes should consider, among other things, whether such purchase and holding may involve (1) a direct or indirect extension of credit to a party in interest or to a disqualified person, (2) the sale or exchange of any property between a plan and a party in interest or disqualified person, or (3) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets. Depending upon the identity of the plan fiduciary making the decision to acquire or hold the notes on behalf of a plan, Prohibited Transaction Class Exemption (“PTCE”), as amended, 91-38, as amended, (relating to investments by bank collective investment funds), PTCE 84-14, as amended, (relating to transactions effected by a “qualified professional asset manager”), PTCE 95-60, as amended, (relating to investments by an insurance company general account), PTCE 96-23, as amended, (relating to transactions directed by an in-house professional asset manager) or PTCE 90-1, as amended, (relating to investments by insurance company pooled separate accounts), could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code, although there can be no assurance that all of the conditions of such exemptions will be satisfied.

Federal, state, local or non-U.S. laws governing the investment and management of the assets of governmental plans and other plans which are not subject to ERISA or the Code may contain fiduciary and prohibited transaction requirements similar to those under Title I of ERISA and Section 4975 of the Code, which we refer to as “similar laws.” Accordingly, fiduciaries of such plans, in consultation with their counsel, should consider the impact of their respective laws on investments in the notes and the considerations discussed above, to the extent applicable.

Because of the above, the notes should not be purchased or held by any person investing “plan assets” of any plan or employee benefit plan subject to similar laws, unless such purchase and holding will not be subject to, or will be exempt from, the prohibited transactions rules of ERISA and the Code or similar violation of any applicable similar laws.

Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (1) no portion of the assets used by such purchaser or transferee to acquire the notes constitutes assets of any employee benefit plan subject to Title I of ERISA or Section 4975 of the Code or the applicable provisions of any similar law or (2) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any similar laws.

Due to the complexity of these rules and penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries, or other persons, considering purchasing the notes on behalf of, or with the assets of, any plan or employee benefit plan subject to ERISA, Section 4975 of the Code or similar laws, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws applicable to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated December 13, 2010 (the “Underwriting Agreement”) among us and the underwriters, each of the underwriters named below (the “Underwriters”), for whom Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as representatives, has severally agreed to purchase from us the principal amount of notes set forth opposite its name below.

Principal Amount of
Notes to be
Underwriters	Purchased

Citigroup Global Markets Inc.	$60,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	60,000,000
Barclays Capital Inc.	25,000,000
J.P. Morgan Securities LLC	25,000,000
Wells Fargo Securities, LLC	25,000,000
Fifth Third Securities, Inc.	10,000,000
PNC Capital Markets LLC	10,000,000
SunTrust Robinson Humphrey, Inc.	10,000,000
Scotia Capital (USA) Inc.	7,500,000
U.S. Bancorp Investments, Inc.	7,500,000
Rabo Securities USA, Inc.	5,000,000
UniCredit Capital Markets, Inc.	5,000,000

Total	$250,000,000

The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The Underwriters are obligated to purchase and accept delivery of all of the notes if they purchase any of the notes.

The Underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at such prices less a concession not in excess of 0.350% per note. The Underwriters may allow, and such dealers may re-allow, concessions not in excess of 0.250% per note on sales to other dealers. After the offering of the notes, the public offering price, concessions and other selling terms may be changed by the Underwriters. The notes are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

The following table shows the underwriting discounts and commissions that we are to pay to the Underwriters in connection with the offering of the notes (expressed as a percentage of the principal amount of the notes and in total):

Paid by
Brown-Forman

Per note	0.600%
Total	$1,500,000

We estimate that our total expenses for this offering will be approximately $435,000.

We have agreed to indemnify the Underwriters against certain liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading markets for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, certain of the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position. In addition, the Underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the direction or the magnitude of any effect that the transactions described above may have on the market price of the notes. The Underwriters will not be required to engage in these activities, and although they may engage in these activities, they may end any of these activities at any time without notice.

The Underwriters and their affiliates have provided and in the future may continue to provide investment banking, commercial banking and other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and will receive customary compensation. For example, in connection with our Credit Agreement, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, acts as syndication agent and Citigroup Global Markets Inc. acted as joint lead arranger and joint book runner. Certain underwriters (or their affiliates) also act or have acted as lenders thereunder.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements as of April 30, 2010 and 2009, for each of the three years in the period ended April 30, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2010 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended April 30, 2010 (which incorporates by reference certain portions of our 2010 Annual Report to Stockholders) have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

Debt Securities

Brown-Forman Corporation intends to offer at one or more times debt securities. We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest. Our principal executive offices are located at 850 Dixie Highway, Louisville, Kentucky 40210. Our telephone number is (502) 585-1100.

Investing in our debt securities involves certain risks. Before buying our debt securities, you should refer to the risk factors included in our most recent Annual Report on Form 10-K and our other periodic reports, in supplements to this prospectus and in other information filed by us with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We will sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, from time to time, to reject in whole or in part any proposed purchase of securities to be made directly or through agents. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth the names of the agents, dealers or underwriters and any applicable commissions or discounts. Our net proceeds from the sale of securities will also be set forth in the applicable prospectus supplement.

The date of this prospectus is December 13, 2010

i

About this Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, referred to herein as the “SEC” or the “Commission,” using a “shelf” registration process. Under the shelf registration process, we may sell from time to time the debt securities registered in one or more offerings. Each time we sell debt securities we will provide a prospectus supplement and may provide other offering materials that will contain specific information about the terms of that offering. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement or other offering materials, together with the additional information described under the headings “Additional Information” and “Incorporation of Information by Reference.”

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the full registration statement on Form S-3, of which this prospectus is a part, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and therefore, file reports and other information with the SEC. Our file number with the SEC is 002-26821. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If an agreement or document is filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document.

In this prospectus and any prospectus supplement hereto, unless the context suggests otherwise, references to “our company,” “the Company,” “we,” “us” and “our” mean Brown-Forman Corporation and its consolidated subsidiaries, unless otherwise expressly stated or required by the context.

Additional Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. You may obtain copies of this information and the documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number: Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210 USA, Attention: Assistant Vice President, Director of Investor Relations, telephone number (502) 774-6691.

Our Class A common stock and Class B common stock are listed on the New York Stock Exchange under the symbols “BF/A” and “BF/B,” respectively. You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Our Internet address is http://www.brown-forman.com. However, unless otherwise specifically set forth herein, the information on our Internet site is not a part of this prospectus or any accompanying prospectus supplement.

Incorporation of Information by Reference

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important business and financial information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and, where applicable, supersede the corresponding information contained in this prospectus or in documents filed earlier with the SEC.

We incorporate by reference into this prospectus the following documents that we have previously filed with the SEC (other than, in each case, documents or portions thereof or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2010 (which incorporates by reference certain portions of our 2010 Annual Report to Stockholders and the Proxy Statement for the Annual Meeting of Stockholders held on July 22, 2010);

•	Our Quarterly Reports on Form 10-Q for the quarters ended July 31, 2010 and October 31, 2010; and

•	Our Current Reports on Form 8-K, filed with the SEC on July 23, 2010 and September 23, 2010.

We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of any offering pursuant to this prospectus. In no event, however, will any of the information that we disclose under Items 2.02 and 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC be incorporated by reference into, or otherwise included in, this prospectus.

Each document referred to above is available over the Internet on the SEC’s website at http://www.sec.gov and on our website at http://www.brown-forman.com. You may also request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
(502) 774-6691
Attention: Assistant Vice President, Director of Investor Relations

Prospectus Supplement

The prospectus supplement for each offering of debt securities will contain the specific information and terms for that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to read both this prospectus and the prospectus supplement in making your investment decision.

Use of Proceeds

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the debt securities for general corporate purposes. General corporate purposes may include retiring existing indebtedness including commercial paper, acquisitions, repurchases of our common stock, dividends, funding of our pension plan obligations, additions to working capital and capital expenditures.

Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before income taxes, excluding undistributed minority interest in income of affiliates and fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized and is inclusive of that portion of tax reserves we believe to be representative of interest and that portion of rental expense we believe to be representative of interest.

						For the Six
						Months Ended
	For the Years Ended April 30,					October 31,
	2006	2007	2008	2009	2010	2010

Ratio of Earnings to Fixed Charges	23.2x	14.8x	12.5x	15.6x	18.1x	23.6x

Description of Debt Securities

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture (the “base indenture”) between us and U.S. Bank National Association, as trustee dated as of April 2, 2007, as supplemented by a supplemental indenture dated as of December 13, 2010 (together with the base indenture, the “indenture”). When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. In this section entitled “Description of Debt Securities,” references to “we,” “us,” “our,” and Brown-Forman, include Brown-Forman Corporation only and not any of its subsidiaries.

We have summarized certain terms and provisions of the indenture. The summary is not complete. The indenture has been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indenture for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture does not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations in which the debt securities will be issued;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	the applicability of and additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any material United States Federal income tax consequences;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

Senior debt securities will rank equally and pari passu with all of our other unsecured and unsubordinated debt from time to time outstanding.

Subordinated Debt

Subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the indenture, to all of our “senior indebtedness” from time to time outstanding. The indenture defines “senior indebtedness” as obligations or indebtedness of, or guaranteed or assumed by, Brown-Forman for borrowed money, whether or not represented by bonds, debentures, notes or similar instruments and amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness. “Senior indebtedness” does not include any indebtedness or other obligations specifically designated as not being senior indebtedness. See the indenture, section 13.03.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities or coupons are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern us or a substantial part of our property;

•	a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. Such an event of default must have continued beyond the period of grace, if any, provided for such event of default, and such an event of default shall not have been cured or waived or shall not have ceased to exist; or

•	the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default pursuant to section 5.02 of the indenture. This declaration must not have been rescinded and annulled as provided in the indenture.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Certain Covenants

Limitation on Liens

The indenture provides that if we or any of our Subsidiaries (as defined below) incurs, issues, assumes or guarantees any Indebtedness (as defined below) secured by a Mortgage (as defined below) on Principal Property (as defined below) of ours or of any Subsidiary or on any shares of capital stock or Indebtedness (owed to us or any other Subsidiary) of any Subsidiary that owns Principal Property, we will secure, or cause such Subsidiary to secure, all outstanding debt securities governed by the indenture equally and ratably with such secured Indebtedness, unless after giving effect thereto the aggregate amount of all such secured Indebtedness, together with all Attributable Debt (as defined below) of ours and of our Subsidiaries in respect of sale and lease-back transactions involving Principal Properties (other than certain sale and lease-back transactions that are permitted under “Limitation on Sale and Leaseback Transactions”) would constitute less than 15% of our and our consolidated Subsidiaries’ Consolidated Net Assets (as defined below) upon such incurrence, issuance, assumption or guarantee. This restriction will not apply in the case of:

•	Mortgages affecting property of any person existing at the time such person becomes a Subsidiary or at the time it is acquired by us or a Subsidiary or arising thereafter under contractual commitments entered into prior to and not in contemplation of such person’s becoming a Subsidiary or being acquired by us or a Subsidiary;

•	Mortgages existing at the time of acquisition of the property affected by such Mortgage, or Mortgages incurred to secure payment of all or part of the purchase price of such property or to secure Indebtedness incurred prior to, at the time of, or within 180 days after, the acquisition of such property for the purpose of financing all or part of the purchase price of such property (provided such Mortgages are limited to such property and improvements to such property);

•	Mortgages placed into effect prior to, at the time of, or within 180 days of completion of construction of new facilities (or any improvements to existing facilities) to secure all or part of the cost of construction or improvement of such facilities, or to secure Indebtedness incurred to provide funds for any such purpose (provided such Mortgages are limited to the property or portion thereof upon which the construction being so financed occurred and improvements the cost of construction of which is being so financed);

•	Pledges or deposits in the ordinary course of business and in connection with bids, tenders, contracts or statutory obligations or to secure surety or performance bonds;

•	Mortgages imposed by law, such as carriers’, warehousemen’s and mechanics’ and materialmen’s liens, arising in the ordinary course of business;

•	Mortgages for taxes or assessments or governmental charges or levies, so long as such taxes or assessments or governmental charges or levies are not due and payable, or the same can be paid thereafter without penalty, or the same are being contested in good faith;

•	minor encumbrances, easements or reservations which do not in the aggregate materially adversely affect the value of the properties or impair their use;

•	Mortgages in respect of judgments that do not result in an event of default under the indenture;

•	Mortgages which secure only debt owing by a Subsidiary to us or to a Subsidiary of ours;

•	Mortgages required by any contract or statute in order to permit us or a Subsidiary to perform any contract or subcontract made by it with or at the request of the United States of America or any state, or any department, agency, instrumentality or political subdivision of any of the foregoing or the District of Columbia, and Mortgages on property owned or leased by us or a Subsidiary (a) to secure any Indebtedness incurred for the purpose of financing (including any industrial development bond financing) all or any part of the purchase price or the cost of constructing, expanding or improving the property subject thereto (provided such Mortgages are limited to the property or portion thereof upon which the construction being so financed occurred and the improvements the cost of construction of which is being so financed), or (b) needed to permit the construction, improvement, attachment or removal of any equipment designed primarily for the purpose of air or water pollution control, provided that such Mortgages shall not extend to other property or assets of us or any Subsidiary;

•	landlords’ liens on property held under lease;

•	Mortgages, if any, in existence on the date the base Indenture is executed; and

•	certain extensions, renewals, replacements or refundings of Mortgages referred to in the foregoing clauses.

Limitation on Sale and Lease-back Transactions

The indenture provides that neither we nor any of our Subsidiaries may enter into any sale and lease-back transaction involving Principal Property acquired or placed into service more than 180 days prior to such transaction, whereby such property has been or is to be sold or transferred by us or any Subsidiary, unless:

•	we or such Subsidiary would at the time of entering into such transaction be entitled to create Indebtedness secured by a Mortgage on such property as described in “— Limitations on Liens” above in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding debt securities; or

•	we apply to the retirement or prepayment (other than any mandatory retirement or prepayment) of our Funded Debt (as defined below), or to the acquisition, development or improvement of Principal Property, an amount equal to the net proceeds from the sale of the Principal Property so leased within 180 days of the effective date of any such sale and lease-back transaction, provided that the amount to be applied to the retirement or prepayment of our Funded Debt shall be reduced by the principal amount of any debt securities delivered by us to the trustee within 180 days after such sale and lease-back transaction for retirement and cancellation.

This restriction will not apply to any sale and lease-back transaction (i) involving the taking back of a lease for a period of three years or less; (ii) involving industrial development or pollution control financing; or (iii) between us and a Subsidiary or between Subsidiaries.

Merger, Consolidation or Sale of Assets

The indenture prohibits us from merging into or consolidating with any other person or selling, leasing or conveying substantially all of our assets and the assets of our Subsidiaries, taken as a whole, to any person, unless:

•	either we are the continuing corporation or the successor corporation or the person which acquires by sale, lease or conveyance all or substantially all of our or our Subsidiaries’ assets is a corporation organized under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the debt securities and the due and punctual performance and observance of every covenant and condition of the indenture to be performed or observed by us, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation;

•	no Event of Default described under the caption “Events of Default and Remedies” or event which, after notice or lapse of time or both would become an Event of Default, has happened and is continuing; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture comply with the indenture provisions and that we have complied with all conditions precedent in the indenture relating to such transaction.

Upon any consolidation or merger with or into any other person or any sale, conveyance, lease, or other transfer of all or substantially all of our or our Subsidiaries’ assets to any person, the successor person shall succeed to, and be substituted for, us under the indenture and each series of outstanding debt securities, and we shall be relieved of all obligations and covenants under the indenture and each series of outstanding debt securities to the extent we were the predecessor person.

Certain Definitions

“Attributable Debt” means, with respect to any sale and lease-back transaction, as of any particular time, the present value discounted at the rate of interest implicit in the terms of the lease (as determined in good faith by us) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at our option, be extended).

“Consolidated Net Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting all current liabilities (excluding any portion of current liabilities constituting Funded Debt by reason of being renewable or extendable), all as set forth on the balance sheet for the most-recently ended fiscal quarter of the person for which such determination is being made and computed in accordance with generally accepted accounting principles.

“Funded Debt” means all indebtedness for money borrowed classified as long-term debt on the audited balance sheet for the most-recently ended fiscal period (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the person for which the determination is being made.

“Indebtedness” means:

•	any liability of any person for borrowed money, or evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations but excluding Trade Payables), or for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles;

•	any of the foregoing liabilities of another that a person has guaranteed, that is recourse to such person, or that is otherwise its legal liability;

•	mandatorily redeemable preferred or preference stock of one of our Subsidiaries held by anyone other than us or one of our Subsidiaries; and

•	any amendment, supplement, modification, deferral, renewal, extension, or refunding of any liability of the types referred to in the foregoing clauses.

“Mortgage” means, with respect to an asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Principal Property” means all real property, fixtures, machinery and equipment located within the United States directly engaged in our or our Subsidiaries’ manufacturing activities, including manufacturing and processing facilities, except any such real property, fixtures, machinery and equipment which our board of directors determines is not material to our business and our Subsidiaries’ business taken as a whole.

“Significant Subsidiary” means each Subsidiary which is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X, as amended or modified and in effect from time to time.

“Subsidiary” means any corporation, partnership or other entity of which at the time of determination we own or control directly or indirectly capital stock or equivalent interests having more than 50% of the total voting power of the capital stock or equivalent interests then outstanding and normally entitled to vote in the election of directors, managers or trustees thereof.

“Trade Payables” means accounts payable or any other Indebtedness or monetary obligations to trade creditors created or assumed in the ordinary course of business in connection with the obtaining of materials, finished products, inventory or services.

Events of Default and Remedies

When we use the term “Event of Default” in the indenture with respect to the debt securities of any series, we mean:

(1) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;

(2) default in paying principal, or premium, if any, on the debt securities when due;

(3) default is made in the payment of any sinking or purchase fund or analogous obligation when the same becomes due, and such default continues for 30 days or more;

(4) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1), (2) or (3) above) and the default or breach continues for a period of 60 days or more after we receive written notice from the trustee or we and the trustee receive notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;

(5) we default in the payment of any scheduled principal of or interest on any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the debt securities), aggregating more than $50 million in principal amount, when due and payable after giving effect to any applicable grace period;

(6) we default in the performance of any other term or provision of any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the debt securities) in excess of $50 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities then outstanding of any series, a written notice specifying such default or defaults;

(7) one or more judgments, decrees, or orders is entered against us or any of our Significant Subsidiaries by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $50 million, and the continuance of such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount of the judgment, decree or order is due without a stay of execution;

(8) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to us have occurred; and

(9) any other Events of Default set forth in a prospectus supplement.

If an Event of Default (other than an Event of Default specified in clause (8) with respect to us) under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 51% in principal amount of the outstanding debt securities of that series may by written notice require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (8) with respect to us occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due and payable immediately without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 51% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have notified the Trustee of a continuing Event of Default in writing and made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent man would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any default occurs, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

Modification and Waiver

The indenture may be amended or modified without the consent of any holder of debt securities in order to:

•	evidence a successor to the trustee;

•	cure ambiguities, defects or inconsistencies;

•	provide for the assumption of our obligations in the case of a merger or consolidation or transfer of all or substantially all of our assets that complies with the covenant described under “— Merger, Consolidation or Sale of Assets”;

•	make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

•	add guarantors or co-obligors with respect to the debt securities of any series;

•	secure the debt securities of a series;

•	establish the form or forms of debt securities of any series;

•	add additional Events of Default with respect to the debt securities of any series;

•	maintain the qualification of the indenture under the Trust Indenture Act; or

•	make any change that does not adversely affect in any material respect the interests of any holder.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	reduce the principal amount, or extend the fixed maturity, of the debt securities;

•	alter or waive the redemption or repayment provisions of the debt securities;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities or any guarantor;

•	reduce the interest rate or extend the time for payment of interest on the debt securities;

•	adversely affect the ranking of the debt securities of any series; or

•	release any guarantor or co-obligor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture with respect to the outstanding debt securities of any series, when:

•	either:

•	all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•	all the debt securities of any series issued that have not been delivered to the trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name and at our expense, and in each case, we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities; and

•	we have paid or caused to be paid all other sums then due and payable under the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture (“covenant defeasance”). If we so elect, any failure to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default and Remedies” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. government obligations (or equivalent government obligations in the case of debt securities denominated in other than U.S. dollars or a specified currency) that will provide, not later than one day before the due date of any payment, money in an amount; or

•	a combination of money and U.S. government obligations (or equivalent government obligations, as applicable) in an amount,

in each case sufficient, in the written opinion (with respect to U.S. or equivalent government obligations or a combination of money and U.S. or equivalent government obligations, as applicable)

of a nationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal (including mandatory sinking fund payments), interest and any premium at due date or maturity;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable Federal income tax law, the holders of the debt securities of that series will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same Federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same Federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no event of default or default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•	the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•	the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the legal defeasance or covenant defeasance have been complied with.

Concerning our Relationship with the Trustee

U.S. Bank National Association serves as trustee under certain indentures related to other securities that we have issued or guaranteed.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for all debt securities. We may change the paying agent or registrar for any series of debt securities without prior notice, and we or any of our Subsidiaries may act as paying agent or registrar.

Forms of Securities

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of the series of debt securities. Certificated securities will be issued in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities

We may issue the registered debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its custodian identified in the applicable prospectus supplement and registered in the name of that depositary or its nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the indenture. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. Neither we nor the trustee or any other agent of ours or the trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

Unless we state otherwise in a prospectus supplement, the Depository Trust Company (“DTC”) will act as depositary for each series of debt securities issued as global securities. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

Governing Law

The indenture and each series of debt securities are governed by, and construed in accordance with, the laws of the State of New York.

Plan of Distribution

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

Legal Matters

Certain legal matters relating to the debt securities will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

Experts

The consolidated financial statements as of April 30, 2010 and 2009, for each of the three years in the period ended April 30, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2010 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 2010 (which incorporates by reference certain portions of our 2010 Annual Report to Stockholders) have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$250,000,000

2.5% Notes due 2016

Prospectus Supplement

BofA Merrill Lynch
Citi

Barclays Capital
J.P. Morgan
Wells Fargo Securities

Fifth Third Securities, Inc.
PNC Capital Markets LLC
SunTrust Robinson Humphrey
Scotia Capital
US Bancorp
Rabo Securities USA, Inc.
UniCredit Capital Markets

December 13, 2010